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File pursuant to Rule 424(b)(3)
Registration No. 333-74158

PROSPECTUS

$2,000,000,000
TENET HEALTHCARE CORPORATION

Offer to exchange its 5 3/8% Senior Notes due 2006, which have been registered under the Securities Act of 1933, for any and all of its outstanding 5 3/8% Senior Notes due 2006

Offer to exchange its 6 3/8% Senior Notes due 2011, which have been registered under the Securities Act of 1933, for any and all of its outstanding 6 3/8% Senior Notes due 2011

Offer to exchange its 6 7/8% Senior Notes due 2031, which have been registered under the Securities Act of 1933, for any and all of its outstanding 6 7/8% Senior Notes due 2031

The exchange offers and withdrawal rights will expire at 5:00 P.M.,
New York City time, on January 14, 2002, unless extended.

    We are offering to exchange up to $550,000,000 aggregate principal amount of our new 5 3/8% Senior Notes due 2006, $1,000,000,000 aggregate principal amount of our new 6 3/8% Senior Notes due 2011, and $450,000,000 aggregate principal amount of our new 6 7/8% Senior Notes due 2031, all of which have been registered under the Securities Act of 1933, referred to collectively in this prospectus as the new notes, for any and all of our outstanding 5 3/8% Senior Notes due 2006, 6 3/8% Senior Notes due 2011 and 6 7/8% Senior Notes due 2031, respectively, referred to collectively in this prospectus as the old notes.

    We issued the old notes on November 6, 2001 in a transaction not requiring registration under the Securities Act. We are offering you new notes, with terms substantially identical to those of the old notes, in exchange for old notes in order to satisfy our registration obligations from that previous transaction. If you fail to tender your old notes, you will continue to hold unregistered notes that you will not be able to transfer freely.

    See "Risk Factors" on page 6 of this prospectus for a discussion of risks associated with the exchange of old notes for the new notes offered hereby.

    We will exchange new notes for all old notes that are validly tendered and not withdrawn before expiration of the exchange offer relating to that series of old notes. You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer relating to that series of old notes. The exchange procedure is more fully described in "The Exchange Offers—Procedures for Tendering" beginning on page 10.

    The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes. See "Description of New Notes" beginning on page 17 for more details on the terms of the new notes.

    We will not receive any proceeds from the exchange offers.

    There is no established trading market for the new notes or the old notes. However, we intend to apply for listing of the new notes on The New York Stock Exchange.

    The exchange of old notes for new notes should not be a taxable event for United States federal income tax purposes. See "Certain Federal Income Tax Considerations" on page 27.

    All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act. See "Plan of Distribution" on page 27.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

December 14, 2001

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Summary	1
Risk Factors	6
Use of Proceeds	7
Selected Financial Information	7
The Exchange Offers	9
Description of New Notes	17
Description of Old Notes	26
Certain Federal Income Tax Considerations	27
Plan of Distribution	27
Validity of the Notes	27
Experts	27
Available Information	27
Incorporation By Reference	28

ii

SUMMARY

    The following summary is qualified in its entirety by the more detailed information, including our consolidated financial statements and related notes, included or incorporated by reference in this prospectus. Unless the context otherwise requires, the terms "Tenet," "we," "us" and "our" refer to Tenet Healthcare Corporation and its subsidiaries.

Tenet Healthcare Corporation

    We are the second largest investor-owned health care services company in the United States. At October 15, 2001, our subsidiaries and affiliates owned or operated 113 general hospitals with 28,053 licensed beds and related health care facilities serving urban and rural communities in 17 states. Our general hospitals offer a wide array of medical services and serve as hubs for integrated health care delivery systems. The systems are designed to provide quality medical care throughout a community or area and may include a variety of types of ancillary services. Among the areas in which we operate fully integrated health care delivery systems are Southern California, South Florida, the greater New Orleans area, Philadelphia and St. Louis.

    Our principal executive offices are located at 3820 State Street, Santa Barbara, California 93105, and our telephone number is (805) 563-7000. We and our subsidiaries employ approximately 110,000 people nationwide. We provide central support services to our hospitals from a Dallas-based operations center.

The Exchange Offers

    On November 6, 2001, we completed the private offering of $550,000,000 aggregate principal amount of 5 3/8% Senior Notes due 2006, $1,000,000,000 aggregate principal amount of 6 3/8% Senior Notes due 2011 and $450,000,000 aggregate principal amount of 6 7/8% Senior Notes due 2031. As part of that offering, we entered into an exchange and registration rights agreement with the initial purchasers of the old notes in which we agreed, among other things, to deliver this prospectus to you and to complete exchange offers for the old notes. Below is a summary of the exchange offers.

Old notes	5 3/8% Senior Notes due 2006 6 3/8% Senior Notes due 2011 6 7/8% Senior Notes due 2031
New notes
Notes of the same series, the issuance of which has been registered under the Securities Act of 1933. The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.
Terms of the offers
We are offering to exchange a like amount of new notes for our old notes of the same series in denominations of $1,000 in principal amount and multiples thereof. In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $550,000,000 principal amount of 5 3/8% Senior Notes due 2006, $1,000,000,000 principal amount of 6 3/8% Senior Notes due 2011 and $450,000,000 principal amount of 6 7/8% Senior Notes due 2031 outstanding. We will issue new notes promptly after the expiration of the exchange offer relating to that series.

Expiration time	The exchange offers will expire at 5:00 P.M., New York City time, on January 14, 2002, unless extended as to one or more series.
Procedures for tendering
To tender old notes, you must complete and sign a letter of transmittal in accordance with the instructions contained in it and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the exchange agent, either with the old notes to be tendered or in compliance with the specified procedures for guaranteed delivery of old notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender old notes pursuant to the exchange offers. See "The Exchange Offers—Procedures for Tendering."

Letters of transmittal and certificates representing old notes should not be sent to us. Such documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See "The Exchange Offers—Exchange Agent."
Acceptance of old notes for exchange; issuance of new notes
Subject to the conditions stated in "The Exchange Offers—Conditions to the Exchange Offers," we will accept for exchange any and all old notes which are properly tendered in the exchange offer relating to that series before the expiration time for such exchange offer. The new notes will be delivered promptly after the expiration time with respect to that series.
Interest payments on the new notes
The new notes will bear interest from the most recent date to which interest has been paid on the old notes. If your old notes are accepted for exchange, then you will receive interest on the new notes and not on the old notes.
Withdrawal rights	You may withdraw your tender at any time before the expiration time for the series tendered.
Conditions to the exchange offer
The exchange offers are subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of an exchange offer for a series, we will resolicit tenders of the old notes of that series. See "The Exchange Offers—Conditions to the Exchange Offers" for more information.
Resales of new notes
Based on interpretations by the staff of the Securities and Exchange Commission, or SEC, as detailed in a series of no-action letters issued by the SEC to third parties, we believe that the new notes issued in the exchange offers may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

	•	you are acquiring the new notes in the ordinary course of your business;
	•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in a distribution of the new notes; and
	•	you are not an "affiliate" of ours.
You must represent that you meet the above three requirements if you wish to exchange old notes for new notes in the exchange offers.
If you are an affiliate of ours or are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the new notes:
	•	you cannot rely on the applicable interpretations of the staff of the SEC; and
	•	you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale or other transfer of the new notes issued in the exchange offers, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes. Furthermore, any broker-dealer that acquired any of its old notes directly from us:
	•	may not rely on the applicable interpretation of the staff of the SEC; and
	•	must also be named as a selling holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
See "The Exchange Offers—Resales of New Notes."
Exchange agent
The Bank of New York is serving as the exchange agent in connection with the exchange offers. The address and telephone and facsimile numbers of the exchange agent are listed under the heading "The Exchange Offers—Exchange Agent."
Use of proceeds
We will not receive any proceeds from the issuance of new notes in the exchange offers. We will pay all expenses incident to the exchange offers. See "Use of Proceeds" and "The Exchange Offers—Fees and Expenses."

The New Notes

    The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes. The new notes will evidence the same debt as the old notes and will be governed by the same indenture. Where we refer to "notes" in this prospectus, we are referring to both the old notes and the new notes.

Notes offered	Up to:
• $550,000,000 principal amount of 5 3/8% Senior Notes due 2006, called the notes due 2006;
• $1,000,000,000 principal amount of 6 3/8% Senior Notes due 2011, called the notes due 2011; and
• $450,000,000 principal amount of 6 7/8% Senior Notes due 2031, called the notes due 2031;
all of which have been registered under the Securities Act.
Maturity date	Notes due 2006: November 15, 2006 Notes due 2011: December 1, 2011 Notes due 2031: November 15, 2031
Interest	Interest on the new notes will accrue at the rates per annum set forth on the cover page hereof. Interest on the notes due 2011 will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2002, to holders of record on the immediately preceding May 15 and November 15. Interest on the notes due 2006 and the notes due 2031 will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2002, to holders or record on the immediately preceding May 1 and November 1. Interest on the new notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance of the old notes.
Listing	We intend to apply for listing of the new notes on The New York Stock Exchange.
Ranking	The notes are our general unsecured obligations equal in right of payment to all our existing and future unsubordinated indebtedness.
Optional redemption	Each series of notes will be redeemable in whole or in part at our option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes of a series being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, excluding accrued and unpaid interest, discounted at a rate as specified below in "Description of New Notes—Optional Redemption", plus, in each case, accrued but unpaid interest to the date of redemption.
Global note; book-entry system	The new notes will be issued only in fully registered form without interest coupons and in minimum denominations of $1,000. The new notes will be evidenced by a global note for each series deposited with the trustee for the new notes, as custodian for The Depository Trust Company, or DTC. Beneficial interests in the global notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by DTC and its participants. See "Description of New Notes—Global Notes."

Certain Federal Income Tax Considerations

    We believe that the exchange of your old notes for new notes to be issued in connection with the exchange offers should not result in any gain or loss to you for United States federal income tax purposes. See "Certain Federal Income Tax Considerations."

Risk Factors

    You should carefully consider the matters set forth under "Risk Factors" before you decide to tender your old notes.

RISK FACTORS

    Before tendering old notes in the exchange offers, you should carefully review the information contained elsewhere in this prospectus and should particularly consider the following discussion on the risks involved.

You may have difficulty selling the old notes you do not exchange.

    If you do not exchange your old notes for new notes in the exchange offers, you will continue to be subject to the restrictions on transfer of your old notes as described in the legend on the global notes representing the old notes. There are restrictions on transfer of your old notes because we issued the old notes under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from, or in a transaction not subject to, these requirements. We do not intend to register any old notes not tendered in the exchange offers and, upon consummation of the exchange offer relating to a series of notes, you will not be entitled to any rights to have your untendered old notes registered under the Securities Act. In addition, the trading market, if any, for the remaining old notes will be adversely affected depending on the extent to which old notes are tendered and accepted in the exchange offers.

You may have difficulty selling the new notes because there is no existing trading market for them.

    The new notes are being offered to the holders of the old notes, which were issued on November 6, 2001 primarily to a small number of institutional investors. There is no existing trading market for the new notes. Although the initial purchasers in the offering of the old notes have informed us that they intend to make a market in the new notes, they are not obligated to do so and any market-making activity may be discontinued at any time without notice. As a result, the market price of the new notes could be adversely affected.

    We intend to apply for listing of the new notes on The New York Stock Exchange. The liquidity of any market for the new notes will depend upon the number of holders of the new notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the new notes and other factors relating to us. A liquid trading market may not develop for the new notes.

Broker-dealers may need to comply with the registration and prospectus delivery requirements of the Securities Act.

    Any broker-dealer that (1) exchanges its old notes in the exchange offers for the purpose of participating in a distribution of the new notes or (2) resells new notes that were received by it for its own account in the exchange offers may be deemed to have received restricted securities and will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

You may not receive new notes in the exchange offers if the exchange offer procedure is not followed.

    We will issue the new notes in exchange for your old notes only if you tender the old notes and deliver a properly completed and duly executed letter of transmittal and other required documents before expiration of the relevant exchange offer. You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If you are the beneficial holder of old notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offers, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf.

USE OF PROCEEDS

    We will not receive proceeds from the issuance of the new notes offered hereby. In consideration for issuing the new notes in exchange for old notes as described in this prospectus, we will receive old notes of like principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled.

SELECTED FINANCIAL INFORMATION

    Selected financial information for each of the fiscal years in the five-year period ended May 31, 2001 and the three-month periods ended August 31, 2000 and 2001 is set forth below. The information for the fiscal years ended May 31 is from our consolidated financial statements, which have been audited by KPMG LLP, our independent auditors, and from our underlying accounting records. The summary financial information for the three-month periods ended August 31 has been derived from our unaudited condensed consolidated financial statements and reflects all adjustments (consisting of normal recurring adjustments) that, in our opinion, are necessary for a fair presentation of such information. Operating results for the three months ended August 31, 2001 are not necessarily indicative of the results that may be expected for fiscal 2002.

    You also should read "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and the report of our independent auditors included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2001, and our unaudited condensed consolidated financial statements included in the Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001, both incorporated in this prospectus by reference. See "Incorporation by Reference." Dollar amounts set forth below, except per share amounts, are in millions.

	Year Ended May 31,					Three Months Ended August 31,
	1997	1998	1999	2000	2001	2000	2001
Operating Results
Net operating revenues	$8,691	$9,895	$10,880	$11,414	$12,053	$2,893	$3,297

Operating expenses:
Salaries and benefits	3,595	4,052	4,412	4,508	4,680	1,123	1,270
Supplies	1,197	1,375	1,525	1,595	1,677	404	466
Provision for doubtful accounts	498	588	743	851	849	213	246
Other operating expenses	1,878	2,071	2,342	2,525	2,603	636	689
Depreciation	335	347	421	411	428	107	115
Amortization	108	113	135	122	126	30	34
Impairment and other unusual charges(1)	619	221	363	355	143	—	—

Operating income	461	1,128	939	1,047	1,547	380	477

Interest expense	(417)	(464)	(485)	(479)	(456)	(123)	(97)
Investment earnings	27	22	27	22	37	6	9
Minority interests in income of consolidated subsidiaries	(27)	(22)	(7)	(21)	(14)	(6)	(7)
Net gains (losses) on sales of facilities and long-term investments	(18)	(17)	—	49	28	—	—

Income from continuing operations before income taxes	26	647	474	618	1,142	257	382
Income taxes	(89)	(269)	(225)	(278)	(464)	(103)	(158)

Income (loss) from continuing operations	$(63)	$378	$249	$340	$678	$154	$224

Income (loss) from continuing operations per common share	$(0.21)	$1.22	$0.79	$1.08	$2.08	$0.48	$0.67
Cash Flow Data
Cash provided by operating activities	$404	$403	$582	$869	$1,818	$271	$487
Cash used in investing activities	(1,125)	(1,083)	(1,147)	(36)	(574)	(111)	(508)
Cash provided by (used in) financing activities	653	668	571	(727)	(1,317)	(212)	25
Capital expenditures	406	534	592	619	601	120	209

	As of May 31,										As of August 31,
	1997		1998		1999		2000		2001		2000		2001
Balance Sheet Data
Cash and cash equivalents	$35		$23		$29		$135		$62		$83		$66
Property and equipment, net	5,459		5,987		5,839		5,894		5,976		5,842		6,221
Working capital	621		1,182		1,940		1,682		1,060		1,723		1,185
Total assets	11,606		12,774		13,771		13,161		12,995		13,091		13,376
Long term debt, net of current portion	5,022		5,829		6,391		5,668		4,202		5,424		4,362
Shareholders' equity	3,224		3,558		3,870		4,066		5,079		4,293		5,284
Book value per common share	10.65		11.50		12.44		12.97		15.61		13.59		16.17
Other Financial Data
EBITDA(2)	$1,523		$1,809		$1,858		$1,935		$2,244		$517		$626
EBITDA margin	17.5%		18.3%		17.1%		17.0%		18.6%		17.9%		19.0%
Ratio of EBITDA to net interest expense(3)	3.9	x	4.1	x	4.1	x	4.2	x	5.4	x	4.4	x	7.1	x
Ratio of total debt to EBITDA	3.3	x	3.2	x	3.5	x	2.9	x	1.9	x	—		—
Ratio of earnings to fixed charges(4)	1.0	x	2.1	x	1.8	x	2.0	x	3.1	x	2.8	x	4.2	x

(1)
The impairment and other unusual charges recorded in the fiscal year ended May 31, 2001 include $98 million related to the completion of our program to divest or terminate certain physician-practice contracts. Additional charges of $45 million were related to asset impairment write-downs for the closure of one hospital and certain other health care businesses. The charges recorded in the fiscal year ended May 31, 2000 include $177 million relating to our program to divest or terminate certain physician-practice contracts and $178 million relating to the closure or planned sale of five general hospitals and other property and equipment. The charges recorded in the fiscal year ended May 31, 1999 consisted of (i) $277 million of impairment losses for our plan to sell 20 general hospitals and close one general and one specialty hospital, (ii) $48 million of restructuring charges related to the implementation of hospital cost-control programs and general overhead-reduction plans and (iii) $38 million for the impairment of carrying values of property, equipment and goodwill at facilities and physician practices to be held and used. The charges recorded in the fiscal year ended May 31, 1998 were related to (i) the closure or sale of five hospitals and several home health agencies, (ii) write-offs of goodwill and other assets, and (iii) write-offs of carrying values of long-lived assets. The charges recorded in the fiscal year ended May 31, 1997 were primarily in connection with the January 30, 1997 acquisition of OrNda HealthCorp, which was accounted for as a pooling-of-interests.

(2)
EBITDA represents operating income before depreciation, amortization and impairment and other unusual charges. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with accounting principles generally accepted in the United States of America, it is included herein to provide additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of our ability to fund our cash needs. See the consolidated statement of cash flows included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2001 incorporated by reference in this prospectus. EBITDA is included herein because we believe certain investors find it to be a useful tool for measuring the ability to service debt.

(3)
The ratio of EBITDA to net interest expense is calculated by dividing EBITDA by net interest expense, net of capitalized portion of interest expense and investment earnings.

(4)
The ratio of earnings to fixed charges is calculated by dividing income from continuing operations before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense, including amortization of deferred financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense.

THE EXCHANGE OFFERS

Purpose and Effect of the Exchange Offers

    In connection with the sale of the old notes, we entered into an exchange and registration rights agreement with the initial purchasers of the old notes, pursuant to which we agreed to file and to use our commercially reasonable efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the old notes for the new notes. We are making the exchange offers to fulfill our contractual obligations under that agreement. A copy of the exchange and registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

    Pursuant to the exchange offers, we will issue the new notes in exchange for old notes. The terms of the new notes are identical in all material respects to those of the old notes, except that the new notes (1) have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the old notes and (2) will not have registration rights or provide for any increase in the interest rate related to the obligation to register. See "Description of New Notes" and "Description of Old Notes" for more information on the terms of the respective notes and the differences between them.

    We are not making the exchange offers to, and will not accept tenders for exchange from, holders of old notes in any jurisdiction in which an exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term "holder" of a series with respect to an exchange offer means any person in whose name the old notes of such series are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver such old notes by book-entry transfer at DTC.

    We make no recommendation to the holders of old notes as to whether to tender or refrain from tendering all or any portion of their old notes pursuant to the exchange offers. In addition, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to tender pursuant to the exchange offers and, if so, the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisers, if any, based on their own financial position and requirements.

Terms of the Exchange

    Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offers, we will accept for exchange old notes of a series which are properly tendered at or before the expiration time for such series and not withdrawn as permitted below. As of the date of this prospectus, $550,000,000 principal amount of 5 3/8% Senior Notes due 2006, $1,000,000,000 principal amount of 6 3/8% Senior Notes due 2011 and $450,000,000 principal amount of 6 7/8% Senior Notes due 2031 are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date on the cover page of the prospectus to all holders of old notes known to us. Old notes tendered in the exchange offers must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.

    Our acceptance of the tender of old notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

Expiration, Extension and Amendment

    The expiration time of the exchange offers is 5:00 P.M., New York City time, on January 14, 2002. However, we may, in our sole discretion, extend the period of time for which any of the exchange offers is open and set a later expiration date for such offer. The term "expiration time" as used herein means the latest time and date to which we extend the exchange offer with respect to a series. If we decide to extend the exchange offer period with respect to a series, we will then delay acceptance of any old notes by giving oral or written notice of an extension to the holders of old notes of such series as described below. During any extension period, all old notes previously tendered will remain subject to such exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer for that series.

    Our obligation to accept old notes of a series for exchange in the exchange offer relating to such series is subject to the conditions described below under "—Conditions to the Exchange Offers." We may decide to waive any of the conditions in our discretion. Furthermore, we reserve the right to amend or terminate any of the exchange offers, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of such exchange offer specified below under the same heading. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. If we materially change the terms of an exchange offer, we will resolicit tenders of the old notes of the series to which such exchange offer applies, file a post-effective amendment to the prospectus and provide notice to you. If the change is made less than five business days before the expiration of an exchange offer, we will extend the offer so affected so that the holders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 A.M., New York City time, on the first business day after the previously scheduled expiration time for a series.

Procedures for Tendering

Valid Tender

    Except as described below, a tendering holder must, prior to the expiration time with respect to a series, transmit to The Bank of New York, the exchange agent, at the address listed under the heading "—Exchange Agent":

  •
  a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or
  •
  if old notes are tendered in accordance with the book-entry procedures listed below, an agent's message.

    In addition, you must:

  •
  deliver certificates, if any, for the old notes of a series to the exchange agent at or before the expiration time for that series; or
  •
  deliver a timely confirmation of book-entry transfer of the old notes into the exchange agent's account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent's message; or
  •
  comply with the guaranteed delivery procedures described below.

    The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

    If the letter of transmittal is signed by a person other than the registered holder of old notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The old notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the old notes must be signed exactly as the name of any registered holder appears on the old notes.

    If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

    By tendering, each holder will represent to us that, among other things, the new notes are being acquired in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the new notes. In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the new notes.

    The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or old notes to us.

    If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC's book-entry transfer facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent's account.

Signature Guarantees

    Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the old notes surrendered for exchange are tendered:

  •
  by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or
  •
  for the account of an "eligible institution."

    If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an "eligible institution." An "eligible institution" is an "eligible guarantor institution" meeting the requirements of the registrar for the notes, which requirements include membership or participation in the Security Transfer Agent Medallion Program, or STAMP, or such other "signature guarantee program" as may be determined by the registrar for the notes in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Book-Entry Transfer

    The exchange agent will make a request to establish an account for each series of old notes at DTC for purposes of the exchange offers within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's systems must make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent's account at DTC in accordance with DTC's procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time for the series of notes being tendered or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered old notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent's message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

    Delivery of new notes issued in the exchange offers may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent's message, with any required signature guarantees and any other required documents, must:

  •
  be transmitted to and received by the exchange agent at the address listed under "—Exchange Agent" at or prior to the expiration time relating to a series; or
  •
  comply with the guaranteed delivery procedures described below.

    Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

    If a registered holder of old notes desires to tender the old notes, and the old notes are not immediately available, or time will not permit the holder's old notes or other required documents to reach the exchange agent before the expiration time for a series, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

  •
  the tender is made through an eligible institution;
  •
  prior to the expiration time for such series, the exchange agent received from an eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:
  1.
  stating the name and address of the holder of old notes and the amount of old notes tendered,
  2.
  stating that the tender is being made, and
  3.
  guaranteeing that within three New York Stock Exchange trading days after the expiration time for such series, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent's message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and
  •
  the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent's message, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration time for such series.

Determination of Validity

    We will determine in our sole discretion all questions as to the validity, form and eligibility of old notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular old note not properly tendered or of which our acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offers as to any particular old note either before or after the applicable expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offers as to any particular old note either before or after the applicable expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a reasonable period of time.

    Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of old notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notification of any defect or irregularity.

Acceptance of Old Notes for Exchange; Issuance of New Notes

    Upon the terms and subject to the conditions of the exchange offer relating to a series of notes, we will accept, promptly after the expiration time for such series, all old notes of such series properly tendered. We will issue the new notes promptly after acceptance of the old notes. For purposes of an exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

    In all cases, issuance of new notes for old notes will be made only after timely receipt by the exchange agent of:

  •
  certificates for the old notes, or a timely book-entry confirmation of the old notes, into the exchange agent's account at the book-entry transfer facility;
  •
  a properly completed and duly executed letter of transmittal or an agent's message; and
  •
  all other required documents.

    Unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the applicable exchange offer. For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note.

Interest Payments on the New Notes

    The new notes will bear interest from the most recent date to which interest has been paid on the old notes for which they were exchanged. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offers will receive interest accruing from the most recent date to which interest has been paid for that series. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of such exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the applicable exchange offer and will be deemed to have waived their rights to receive the accrued interest on the old notes.

Withdrawal Rights

    Tenders of old notes of a series may be withdrawn at any time before the expiration time with respect to that series.

    For a withdrawal to be effective with respect to old notes of a series, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated under "—Exchange Agent" before the expiration time with respect to that series. Any notice of withdrawal must:

  •
  specify the name of the person, referred to as the depositor, having tendered the old notes to be withdrawn;
  •
  identify the old notes to be withdrawn, including the name of the series and certificate number or numbers and principal amount of the old notes;
  •
  contain a statement that the holder is withdrawing its election to have the old notes exchanged;
  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of the old notes in the name of the person withdrawing the tender; and

  •
  specify the name in which the old notes are registered, if different from that of the depositor.

    If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution. If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes.

    Any old notes properly withdrawn will be deemed not to have been validly tendered for exchange. New notes will not be issued in exchange unless the old notes so withdrawn are validly re-tendered. Properly withdrawn old notes of a series may be re-tendered by following the procedures described under "—Procedures for Tendering" above at any time at or before the expiration time with respect to that series.

    We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Conditions to the Exchange Offers

    Notwithstanding any other provisions of the exchange offers, or any extension of any exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any new notes, and, as described below, may terminate an exchange offer with respect to any series, whether or not any old notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

  •
  there shall occur a change in the current interpretation by the staff of the SEC which permits the new notes issued pursuant to such exchange offer in exchange for old notes to be offered for resale, resold and otherwise transferred by the holders (other than broker-dealers and any holder which is an affiliate) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of the new notes;
  •
  any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with such exchange offer;
  •
  any law, statute, rule or regulation shall have been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with such exchange offer;
  •
  a banking moratorium shall have been declared by United States federal or New York State authorities which, in our judgment, would reasonably be expected to impair our ability to proceed with such exchange offer;
  •
  trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the SEC or any other governmental authority which, in our judgment, would reasonably be expected to impair our ability to proceed with such exchange offer;
  •
  an attack on the United States, an outbreak or escalation of hostilities or acts of terrorism involving the United States, or any declaration by the United States of a national emergency or war shall have occurred;
  •
  a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus is a part or proceedings shall have been initiated or, to our knowledge, threatened for that purpose or any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of such exchange offer; or

  •
  any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which is or may be adverse to us or we shall have become aware of facts that have or may have an adverse impact on the value of the old notes of such series or the new notes of such series, which in our sole judgment in any case makes it inadvisable to proceed with such exchange offer and/or with such acceptance for exchange or with such exchange.

    If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate any exchange offer so affected, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of such exchange offer in any respect. See "—Expiration, Extension and Amendment" above.

Resales of New Notes

    Based on interpretations by the staff of the SEC, as described in no-action letters issued to third parties, we believe that new notes issued in the exchange offers in exchange for old notes may be offered for resale, resold or otherwise transferred by holders of the old notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  the new notes are acquired in the ordinary course of the holders' business;
  •
  the holders have no arrangement or understanding with any person to participate in the distribution of the new notes; and
  •
  the holders are not "affiliates" of ours within the meaning of Rule 405 under the Securities Act.

    However, the SEC has not considered the exchange offers described in this prospectus in the context of a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offers as in the other circumstances. Each holder who wishes to exchange old notes for new notes will be required to represent that it meets the above three requirements.

    Any holder who is an affiliate of ours or who intends to participate in any exchange offer for the purpose of distributing new notes or any broker-dealer who purchased old notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

  •
  cannot rely on the applicable interpretations of the staff of the SEC mentioned above;
  •
  will not be permitted or entitled to tender the old notes in the exchange offers; and
  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

    Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that the old notes were acquired by it as a result of market-making activities or other trading activities and agree that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

    In addition, to comply with state securities laws, the new notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification, with which there has been compliance, is available. The offer and sale of the new notes to "qualified institutional buyers," as defined under Rule 144A of the Securities Act, is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of new notes in any state where an exemption from registration or qualification is required and not available.

Exchange Agent

    The Bank of New York has been appointed as the exchange agent for the exchange offers. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address or facsimile number set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

THE BANK OF NEW YORK
AS EXCHANGE AGENT

BY FACSIMILE FOR ELIGIBLE INSTITUTIONS: (212) 235-2261 Attention: Mr. Santino Ginocchietti	BY MAIL/OVERNIGHT COURIER/HAND: The Bank of New York Reorganization Unit 15 Broad Street, 16th Floor
CONFIRM BY TELEPHONE: (212) 235-2363	New York, New York 10286 Attention: Mr. Santino Ginocchietti

    Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

    We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offers. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of old notes, and in handling or tendering for their customers. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offers.

    Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, new notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offers, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

    We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offers will be amortized over the term of the new notes.

DESCRIPTION OF NEW NOTES

General

    We issued the old notes and will issue the new notes pursuant to an indenture, dated as of November 6, 2001, as supplemented on November 6, 2001 by a supplemental indenture for each series of notes, between us and The Bank of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all such terms, and you should refer to the indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the indenture is not complete and is qualified in its entirety by reference to the indenture, including the definitions therein of terms used below. Upon request, you may obtain a copy of the indenture from us. As used in this "Description of New Notes," the terms "we," "our," and "us" refer to Tenet Healthcare Corporation and not to any of our subsidiaries.

    The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder. We are permitted under the terms of the indenture to, and may in the future, issue other debt securities under the indenture constituting one or more separate series. The new notes will be our general unsecured obligations, equal in right of payment with all our existing and future unsubordinated indebtedness.

    The new notes will be issued in fully registered form, in denominations of $1,000 and integral multiples thereof, registered in the name of Cede & Co., a nominee of The Depository Trust Company, or DTC. See "—Global Notes" below. The paying agent, registrar and transfer agent for the notes will be the corporate trust department of the trustee in New York, New York. Payment of principal will be made at maturity in immediately payable funds against surrender to the trustee.

    The old notes were originally offered in three separate series, in the aggregate principal amounts set forth below and the new notes will be issued in three separate series and will be limited to the aggregate principal amounts set forth below. Old notes and new notes bearing the same maturity constitute a single series under the indenture. We may from time to time, without giving notice to or seeking the consent of the holders of the notes of any of the series, issue notes having the same ranking and the same interest rate, maturity and other terms as the notes of a series. Any additional notes having such similar terms, together with the notes of a series offered hereby, will constitute a single series of notes under the indenture.

Principal

Notes due 2006:	$550,000,000
Notes due 2011:	$1,000,000,000
Notes due 2031:	$450,000,000

Maturity

Notes due 2006:	November 15, 2006
Notes due 2011:	December 1, 2011
Notes due 2031:	November 15, 2031

Interest

    Interest on the new notes will accrue at the rates per annum set forth on the cover page hereof. Interest on the notes due 2011 will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2002, to holders of record on the immediately preceding May 15 and November 15. Interest on the notes due 2006 and the notes due 2031 will be payable semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2002, to holders or record on the immediately preceding May 1 and November 1. Interest on the new notes will accrue from the most recent date to which interest has been paid on the new notes or the old notes for which the new notes were exchanged or, if no interest has been paid, from the date of original issuance of the old notes.

    Interest on the new notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the new notes will be payable at our office or agency maintained for such purpose within the City and State of New York or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes; provided that all payments with respect to notes as to which the holders have given wire transfer instructions to the paying agent on or prior to the relevant record date will be required to be made by wire transfer of immediately available funds to the accounts specified by such holders. Until otherwise designated by us, our office or agency in New York will be the office of the trustee maintained for such purpose.

Optional Redemption

    Each series of notes will be redeemable, in whole or in part, at any time, at our option, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes of a series being redeemed, or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon, excluding accrued and unpaid interest to the date of redemption, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Adjusted Treasury Rate, plus 25 basis points in the case of the notes due 2006, 30 basis points in the case of the notes due 2011 and 35 basis points in the case of the notes due 2031, plus, in either of the above cases, accrued and unpaid interest thereon to, but not including, the redemption date. The notes will not be subject to any mandatory sinking fund.

    "Adjusted Treasury Rate" means, with respect to any redemption date:

  •
  the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounded to the nearest month); or

  •
  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes ("Remaining Life").

    "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

    "Reference Treasury Dealer" means:

  •
  each of Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

  •
  any other Primary Treasury Dealer selected by us.

    "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

    If less than all of a series of notes is to be redeemed at any time, selection of notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes to be redeemed are then listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate; provided that notes with a principal amount of $1,000 will not be redeemed in part.

    We will mail a notice of redemption at least 30 but not more than 60 days before the redemption date to each holder of the notes to be redeemed. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

    Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Limitations on Us and Our Subsidiaries

Limitations on Liens

    The indenture provides that, except as described under "—Exception to Limitations" below, neither we nor any of our subsidiaries will issue, incur, create, assume or guarantee any debt secured by liens, mortgages, pledges, charges, security interests or other encumbrances upon any principal property (which means each of our hospitals that has a book value in excess of 5% of our consolidated net tangible assets), unless the notes will be secured equally and ratably with, or prior to, such debt. This restriction will not apply to:

  •
  liens securing the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the debt and the liens are incurred within 12 months of the acquisition, the completion of construction and full operation or the completion of such additions, repairs, alterations or improvements;

  •
  liens existing on property at the time of its acquisition by us or our subsidiaries or on the property of an entity at the time of the acquisition of such entity by us or our subsidiaries, provided that the liens were in existence prior to the closing of, and not incurred in contemplation of, such acquisition and, in the case of the acquisition of an entity, the liens do not extend to any assets other than those of the entity acquired;

  •
  liens in favor of us or a consolidated subsidiary;

  •
  liens existing on the date of the indenture;

  •
  certain liens to governmental entities;

  •
  liens incurred within 90 days (or any longer period, not in excess of one year, as permitted by law), after acquisition of the related property arising solely in connection with the transfer of tax benefits in accordance with Section 168(f)(8) of the Internal Revenue Code;

  •
  any substitution or replacement of any lien referred to above, provided that the property encumbered by any substitute or replacement lien is substantially similar in nature to and no greater in value than the property encumbered by the lien that is being replaced; and

  •
  any extension, renewal or replacement of any lien referred to above, provided the amount secured is not increased and it relates to the same property.

Limitations on Sale and Lease-Back Transactions

    The indenture provides that, except as described under "—Exception to Limitations" below, neither we nor any of our subsidiaries will enter into any sale and lease-back transaction with respect to any principal property with another person, other than us or one of our consolidated subsidiaries, unless:

  •
  we or any of our subsidiaries could incur debt secured by a lien on the property to be leased without securing the notes;

  •
  the lease is for three years or less; or

  •
  within 120 days, we apply the greater of the net proceeds of the sale of the leased property or the fair value of the leased property to the acquisition, construction, addition, repair, alteration or improvement of a principal property or the voluntary retirement of our long-term debt.

Exception to Limitations

    Notwithstanding the two covenants described above, we and any of our subsidiaries may issue, incur, create, assume or guarantee debt secured by liens or enter into any sale and lease-back transaction that would otherwise be subject to the restrictions on liens and sale and lease-back transactions described above, provided that (i) the aggregate amount of all our debt subject to the restriction on liens described above plus (ii) the aggregate attributable debt in respect of sale and lease-back transactions that is subject to the restriction on sale and lease-back transactions above, does not exceed 15% of our consolidated net tangible assets.

Consolidation, Merger and Sale of Assets

    The indenture provides that we may not consolidate with, or sell, convey or lease all or substantially all of our properties and assets to, or merge with or into, any other person, unless:

  •
  we are the surviving corporation or the successor is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes the due and punctual payment of the principal of and interest on all the notes and the due and punctual performance and observation of our covenants and obligations under the indenture; and

  •
  immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both would become an event of default has occurred and is continuing under the indenture.

Events of Default

    Under the indenture, each of the following constitutes an event of default with respect to the notes of a series, including the notes due 2006, the notes due 2011 and the notes due 2031:

  •
  failure to pay the principal of or premium, if any, on the notes of that series, at maturity or otherwise;

  •
  failure to pay any interest on the notes of that series when due, continued for 30 days;

  •
  failure to perform, or the breach of, any of our covenants or warranties in the indenture or the notes of that series, continued for 90 days after written notice; or

  •
  events of bankruptcy, insolvency or reorganization with respect to us.

    In addition to the events of default set forth above, an event of default will be deemed to have occurred with respect to the notes of a series in the event of a failure to pay at maturity or the acceleration of our indebtedness having an aggregate principal amount in excess of the greater of $25 million or 5% of our consolidated net tangible assets under the terms of the instrument under which that indebtedness is issued or secured if that indebtedness is not discharged or the acceleration is not annulled within 10 days after written notice.

    If any event of default with respect to the notes of a series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the notes of that series then outstanding, by written notice to us and to the trustee, may declare the principal amount of the notes of that series to be due and payable immediately. Notwithstanding the foregoing, in the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization, all outstanding notes will automatically and without any action by the trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on such acceleration, the holders of a majority in aggregate principal amount of the notes of that series then outstanding may, under certain circumstances, rescind and annul such acceleration with respect to that series if all events of default, other than the non-payment of accelerated principal of or interest on the notes, have been cured or waived as provided in the indenture.

    Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of notes of any series then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes of that series.

    No holder of a note will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given the trustee written notice of a continuing event of default with respect to the notes;

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  the holders of at least 25% in the aggregate principal amount of the notes of that series then outstanding have made written request, and such holder or holders have offered reasonable indemnity, to the trustee to institute such proceedings as trustee; and

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  the trustee has failed to institute such proceeding and the trustee has not received from the holders of a majority in aggregate principal amount of the notes of that series then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

    Such limitations, however, do not apply to a suit instituted by a holder of a note for the enforcement of payment of the principal of or interest on such note on or after its due date.

Defeasance and Covenant Defeasance

    We may elect, at our option at any time, to have the provisions of the indenture relating to defeasance and discharge of indebtedness and to defeasance of certain restrictive covenants applied to the notes of a series.

    Defeasance and Discharge.  The indenture provides that, upon the exercise of our option, we will be discharged from all our obligations with respect to notes of any series (except for certain obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust), subject to the conditions precedent below.

    Defeasance of Certain Covenants.  The indenture provides that, upon the exercise of our option with respect to notes of any series, we may omit to comply with certain restrictive covenants, including those described under "—Limitations on Us and Our Subsidiaries" above, and the occurrence of certain events of default will be deemed not to be or result in an event of default, in each case with respect to such notes, subject to the conditions precedent below.

    In each case, the defeasance provision will be subject to our depositing in trust for the benefit of the holders of the notes of the series to be defeased money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such notes on the stated maturity in accordance with the terms of the indenture and such notes. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of such notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

    In the event we exercised this option with respect to any notes and such notes were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on such notes at the time of their respective stated maturities but may not be sufficient to pay amounts due on such notes upon any acceleration resulting from such event of default. In such case, we would remain liable for such payments.

Amendment, Supplement and Waiver

    Except as provided in the next two succeeding paragraphs, the indenture or the notes of any series may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes of that series then outstanding (including consents obtained in connection with a tender offer or exchange offer for such notes), and any existing default or compliance with certain restrictive provisions of the indenture may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes of that series (including consents obtained in connection with a tender offer or exchange offer for such notes).

    Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

  •
  reduce the principal or change the fixed maturity of any note;

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  reduce the rate or change the time for payment of interest on any note;

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  waive a default or event of default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the applicable notes by the holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from such acceleration);

  •
  change the place of payment of any note or make any note payable in money other than that stated in the note;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any note;

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  make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes of that series to receive payments of principal of or premium, if any, or interest on such notes;

  •
  reduce the principal amount of notes of that series whose holders must consent to an amendment, supplement or waiver; or

  •
  make any change in the foregoing amendment and waiver provisions, except to increase the required percentage or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note.

    Notwithstanding the foregoing, without the consent of any holder of notes, we, together with the trustee, may amend or supplement the indenture to:

  •
  cure any ambiguity, defect or inconsistency, provided that such action does not adversely affect the holders in any material respect;

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  provide for uncertificated notes in addition to or in place of certificated notes;

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  evidence the assumption of our obligations to holders of notes in the case of a merger, consolidation or sale of assets pursuant to the covenant described under the caption "—Limitations on Us and Our Subsidiaries—Consolidation, Merger and Sale of Assets";

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  add covenants for the benefit of the holders of the notes of any series or to surrender any right or power conferred upon us;

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  make any change that does not adversely affect the legal rights under the indenture of any such holder in any material respect;

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  add any additional events of default for the benefit of the holders of the notes of any series;

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  secure the notes of any series;

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  establish the form or terms of other series of debt securities as permitted under the indenture;

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  comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

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  appoint a successor trustee.

    Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the holders of notes of a series entitled to give or take any direction, notice, consent, waiver or other action or to vote on any action under the indenture, in the manner and subject to the limitations provided in the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding notes on the record date. To be effective, the action must be taken by holders of the requisite principal amount of notes of a series within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by us (or the trustee, if it set the record date), and may be shortened or lengthened from time to time, but not beyond 180 days.

The Trustee

    The Bank of New York is the trustee under the indenture. The corporate trust office of the trustee is located in New York, New York.

    We maintain banking and borrowing relations with The Bank of New York, including under our credit facilities, under which The Bank of New York is a documentation agent and a lending bank. The Bank of New York also serves as escrow agent under an escrow agreement to which we are party. In addition, The Bank of New York is the trustee under other indentures pursuant to which we have issued debt. Pursuant to the Trust Indenture Act of 1939, should a default occur with respect to the notes of any series, the trustee would be required to eliminate any conflicting interest as defined in the Trust Indenture Act of 1939 or resign as trustee with respect to the notes of that series within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

    The trustee may resign at any time or may be removed by us. If the trustee resigns, is removed or becomes incapable of acting as trustee or if a vacancy occurs in the office of the trustee for any cause, a successor trustee shall be appointed in accordance with the provisions of the indenture. The indenture provides that in case an event of default occurs (and is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Global Notes

    The new notes will each be issued in the form of one or more registered notes in book-entry form, referred to as global notes. Each such global note will be registered in the name of a nominee of DTC, as depositary, and will be deposited with The Bank of New York, as custodian therefor. Interest in each such global note will not be exchangeable for certificated notes in definitive, fully registered form, except in the limited circumstances described below. We will be entitled, along with the trustee and any other agent, to treat DTC or its nominee, as the case may be, as the sole owner and holder of the global notes for all purposes.

    So long as DTC or its nominee or a common depositary is the registered holder of a global note, DTC or such nominee or common depositary, as the case may be, will be considered the sole owner and holder of such global note, and of the notes represented thereby, for all purposes under the indenture and the notes and the beneficial owners of notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Upon specified written instructions of a DTC participant, DTC will have its nominee assist its participants in the exercise of certain holders' rights, such as a demand for acceleration or an instruction to the trustee. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by a global note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered holders thereof under the indenture.

    Ownership of beneficial interests in a global note will be limited to DTC participants or persons who hold interests through DTC participants. Upon the issuance of a global note, DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interest represented by such global note to the accounts of its participants. Such accounts initially will be designated by or on behalf of the initial purchasers. Ownership of beneficial interests in a global note will be shown on, and the transfer of those ownership interests will be effected through, records maintained by DTC or its nominee (with respect to interests of participants) or by any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a global note may be subject to various policies and procedures adopted by DTC from time to time. None of Tenet Healthcare Corporation, the trustee or any of their agents will have any responsibility or liability for any aspect of DTC's or any DTC participant's records relating to, or for payments made on account of, beneficial interest in any global note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

    DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act of 1934, as amended. DTC holds certificates that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for the physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

    Interests in a global note will be exchanged for notes in certificated form if:

  •
  DTC notifies us that it is unwilling or unable to continue as a depositary for such global note or has ceased to be qualified to act as such or if at any time such depositary ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days;

  •
  an event of default under the indenture with respect to the notes of a series has occurred and is continuing; or

  •
  we, in our sole discretion, determine at any time that the notes of a series will no longer be represented by a global note.

    Upon the occurrence of such an event, owners of beneficial interests in such global note will receive physical delivery of notes in certificated form. All certificated notes issued in exchange for an interest in a global note or any portion thereof will be registered in such names as DTC directs. Such notes will be issued in minimum denominations of $1,000 and integral multiples thereof and will be in registered form only, without coupons.

    No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those under the indenture and the notes.

    Investors may hold their interest in a global note directly through DTC if they are participants or indirectly through organizations that are DTC participants. Accordingly, although owners who hold notes through DTC participants will not possess notes in definitive form, the participants provide a mechanism by which holders of notes will receive payments and will be able to transfer their interests.

    The holder of a certificated note may transfer such note, subject to compliance with the provisions of such legend, by surrendering it at (i) the office or agency maintained by us for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of the trustee maintained for such purpose or (ii) the office of any transfer agent we appoint.

    We will make all payments of principal and interest on the notes in immediately available funds so long as the notes are maintained in the form of global notes.

Governing Law

    The indenture provides and the new notes will provide that they are and shall be governed by, and interpreted in accordance with, the internal laws of the State of New York.

DESCRIPTION OF OLD NOTES

    The terms of the old notes are identical in all material respects to those of the new notes, except that (1) the old notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain rights under the registration rights agreement (which rights will terminate upon consummation of the exchange offer, except under limited circumstances); and (2) the new notes will not provide for any additional interest as a result of our failure to fulfill certain registration obligations. The old notes provide that, in the event that the exchange offer relating to a series is not consummated within 30 business days after the date of effectiveness of the registration statement in which this prospectus is included, or, in certain limited circumstances, in the event a shelf registration statement with respect to the resale of the old notes is not filed within 30 days from the date on which the obligation to file such shelf registration statement arises or is not declared effective within 90 days after such filing, then special interest will accrue on the old notes of that series (in addition to the interest rate on the old notes) for the period from the occurrence of such event until the earlier of such time as the exchange offer is consummated or any required shelf registration statement is effective. During the time that the special interest is accruing continuously, the rate of such special interest shall be 0.25% per annum during the first 90-day period and shall increase by 0.25% per annum for each subsequent 90-day period, but in no event shall such rate exceed 1.0% per annum. The new notes are not, and upon consummation of the exchange offer with respect to a series the old notes of such series will not be, entitled to any such special interest. Accordingly, holders of old notes should review the information set forth under "Risk Factors" and "Description of New Notes."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The exchange of an old note for a new note should not be a taxable event for United States federal income tax purposes. Accordingly, a holder should not recognize gain or loss for United States federal income tax purposes on an exchange of an old note for a new note and such holder's holding period for a new note will include the holding period for the old note so exchanged.

PLAN OF DISTRIBUTION

    Each broker-dealer that receives new notes for its own account in connection with the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers during the period referred to below in connection with resales of new notes received in exchange for old notes if such old notes were acquired by such broker-dealers for their own accounts as a result of marketing-making activities or other trading activities. We have agreed that this prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with resales of such new notes for a period ending 180 days after the expiration date of the applicable exchange offer, or, if earlier, when all such new notes of the series subject to such exchange offer have been disposed of by such broker-dealers.

    We will not receive any proceeds from the issuance of new notes in the exchange offers or from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own accounts may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in connection with the exchange offers and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of new notes may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

VALIDITY OF THE NOTES

    The validity of the new notes offered hereby will be passed upon for us by Sullivan & Cromwell, Los Angeles, California and certain matters of Nevada law relating to the validity of the new notes will be passed upon for us by Woodburn and Wedge, Reno, Nevada.

EXPERTS

    Our consolidated financial statements and the related financial statement schedule as of May 31, 2000 and 2001, and for each of the years in the three-year period ended May 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG LLP refer to a change in the method of accounting for start-up costs in fiscal 2000.

AVAILABLE INFORMATION

    We file annual, quarterly and special reports, as well as other information, with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site: http://www.sec.gov. The documents we file with the SEC may also be read and copied at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Reports and other information concerning us can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange at 618 South Spring Street, Los Angeles, California 90014 and 301 Pine Street, San Francisco, California 94104.

    We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the notes offered hereby, reference is made to the registration statement and the exhibits thereto and the financial statements, notes and reference facilities of the SEC referred to above. Statements made in this prospectus concerning the contents of any documents referred to in this prospectus are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the document filed as an exhibit to the registration statement.

    With respect to any old securities which are not yet eligible to be resold pursuant to Rule144(h) under the Securities Act or new securities which have not been disposed of by a broker-dealer pursuant to the "Plan of Distribution" section, we have undertaken to furnish upon request of a holder or prospective purchaser of a note the information required to be delivered under Rule 144A(d)(4) if, at the time of such request, we are no longer a reporting company under Section 13 or 15(d) of the Exchange Act.

INCORPORATION BY REFERENCE

    The following documents filed with the SEC are incorporated by reference into this prospectus:

    (1) our Annual Report on Form 10-K for the fiscal year ended May 31, 2001;

    (2) our Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001; and

    (3) our Current Reports on Form 8-K dated August 29, 2001, October 12, 2001, October 26, 2001, October 31, 2001 and November 6, 2001.

    All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this prospectus until this offering is completed will be deemed to be incorporated by reference into this prospectus from the date of filing of such documents. Any statement contained herein or incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this prospectus, except as so modified or superseded.

    We will provide without charge to each person to whom this prospectus is delivered, upon oral or written request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to us at the following address:

  Tenet Healthcare Corporation
  Attention: Richard B. Silver, Corporate Secretary
  3820 State Street
  Santa Barbara, California 93105
  (805) 563-7000

    In order to obtain timely delivery, you must request this information no later than January 7, 2002.

$2,000,000,000
 Tenet Healthcare Corporation
$550,000,000 5 3/8% Senior Notes due 2006
$1,000,000,000 6 3/8% Senior Notes due 2011
$450,000,000 6 7/8% Senior Notes due 2031

PROSPECTUS
December 14, 2001

    All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent at the numbers and address below. Requests for assistance and for additional copies of the prospectus, the letter of transmittal and other related documents should also be directed to the exchange agent.

The exchange agent for the exchange offers is:

THE BANK OF NEW YORK

By Facsimile for Eligible Institutions:
(212) 235-2261
Attention: Mr. Santino Ginocchietti

Confirm by telephone:
(212) 235-2363

By Mail/Overnight Courier/Hand:
The Bank of New York
Reorganization Unit
15 Broad Street, 16th Floor
New York, New York 10286
Attention: Mr. Santino Ginocchietti

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TABLE OF CONTENTS
SUMMARY
Tenet Healthcare Corporation
The Exchange Offers
The New Notes
Certain Federal Income Tax Considerations
Risk Factors
RISK FACTORS
USE OF PROCEEDS
SELECTED FINANCIAL INFORMATION
THE EXCHANGE OFFERS
DESCRIPTION OF NEW NOTES
DESCRIPTION OF OLD NOTES
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
VALIDITY OF THE NOTES
EXPERTS
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE